SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 14, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS AUGUST 2010 REVENUE;

COMPANY REDUCES COMMODITY DRAM EXPOSURE AND REFINES NICHE/MOBILE

DRAM STRATEGIC FOCUS

Hsinchu, Taiwan, September 14, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported its unaudited consolidated revenue for the month of August 2010. The Company also announced it is reducing its commodity DRAM exposure and refining its niche/mobile DRAM strategic focus.

Revenue for the month of August 2010 was NT$1,621.0 million or US$50.6 million, an increase of 2.0% from the month of July 2010 and an increase of 45.7% from the same period in 2009. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$32.01 against US$1.00 as of August 31, 2010.)

Consolidated Monthly Revenues (Unaudited)

	August 2010	July 2010	August 2009	MoM Change	YoY Change
Revenues (NT$ million)	1,621.0	1,589.2	1,112.2	2.0%	45.7%

Revenues (US$ million)	50.6	49.6	34.7	2.0%	45.7%

ChipMOS’ August 2010 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), and ThaiLin Semiconductor Corp. (“ThaiLin”).

Company Reduces Commodity DRAM Exposure And Refines Niche/Mobile DRAM Strategic Focus:

The Company also announced recent efforts to reduce its commodity DRAM exposure and refinement of its niche/mobile DRAM strategic focus, under which the Company reorganized its DRAM final test production line. The excess testers for final testing of commodity DRAM have been disposed of to the market. In Q2, ThaiLin sold five DRAM testers and a parcel of unused land, which generated net proceeds for ThaiLin of approximately US$10.8 million. ChipMOS recognized approximately US$2.1 million gain on asset disposal as other operating income and US$10.8 million in cash on the Company’s Q2 financial results.

In August, ChipMOS Taiwan sold eight DRAM testers, ten burn-in ovens, and toolings acquired from the SPIL deal announced on February 26, 2010. The transactions are expected to generate net proceeds for ChipMOS Taiwan of approximately US$14.5 million, which will be received base on the equipment acceptance schedule of customers. ChipMOS does not expect to recognize any profit from ChipMOS Taiwan’s sale of the equipment in Q3 due to the identical total equipment purchase prices and net sale values. The sale will not decrease the total CapEx amount of around US$51 million in the transaction with SPIL due to the accounting treatment. The sale will, however, be additive to ChipMOS’s net cash position.

In line with the Company’s strategic objectives, ChipMOS Taiwan also plans to return seven high-speed DRAM testers at the end of leases, with leases that have expired or will expire during 2010 under the existing operating lease program. This will save approximately US$550,000 in monthly leasing fees.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.